CARISMA THERAPEUTICS INC.

September 18, 2025

By Electronic Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny Do
Angela Connell
Doris Stacey Gama
Joshua Gorsky

Re:	Carisma Therapeutics Inc. Registration Statement on Form S-4 Originally Filed July 21, 2025 File No. 333-288792

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Carisma Therapeutics Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-4 (File No. 333-288792), together with all exhibits and amendments thereto, initially filed with the Commission on July 21, 2025, and most recently amended on August 29, 2025 (the “Registration Statement”).

The Registrant is seeking withdrawal of the Registration Statement because the Agreement and Plan of Merger, dated June 22, 2025, among the Registrant, Azalea Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Registrant, Ocugen, Inc. (“Ocugen”), a Delaware corporation, and OrthoCellix, Inc., a Delaware corporation and wholly owned subsidiary of Ocugen, to which the Registration Statement relates, has been terminated and the Registrant no longer plans to consummate the transactions described in the Registration Statement, as reported in the Registrant’s Current Report on Form 8-K, filed with the Commission on September 18, 2025. Accordingly, the Registrant will not proceed with the issuance of the securities that were the subject of the Registration Statement. Because the proposed issuance of securities under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 promulgated under the Securities Act. The Registrant hereby confirms that the Registration Statement has not been declared effective and that no securities have been sold thereunder.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.

The Registrant hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter and requests that a written order granting the withdrawal of Registration Statement be issued by the Commission as soon as reasonably possible.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Company, Brian A. Johnson of Wilmer Cutler Pickering Hale and Dorr LLP at (212) 937-7206.

Sincerely,

By:	/s/ Steven Kelly
Name:	Steven Kelly
Title:	President and Chief Executive Officer

cc:	Brian A. Johnson, Esq., Wilmer Cutler Pickering Hale and Dorr LLP